

10029539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-16514 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING     01/01/09     AND ENDING     12/31/09
                                       MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Main Street
(No. and Street)

| San Francisco | California | 94105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins                           (415) 667-9208
                                                       (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 50 Fremont Street | San Francisco | California | 94105 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

| FOR OFFICIAL USE ONLY |
|---|
| |

\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

We, Walter W. Bettinger II and Joseph R. Martinetto, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2009 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified
as client accounts (Debits $161 thousand, Credits $80 million)

_____
Signature

President and Chief Executive Officer
Title

State of California
County of San Francisco

Subscribed and sworn (or affirmed) before me on this 24th day of February, 2010,
by _____ Miki T. Grandin Walter W. Bettinger II
and _____ Joseph R. Martinetto
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Signature

Executive Vice President and Chief Financial Officer
Title

(Seal)

MIKI T. GRANDIN
COMM. #1827064
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 16, 2012

Signature _Miki T. Grandin_

1

# CHARLES SCHWAB & CO., INC.

## (SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition
as of December 31, 2009 and
Independent Auditors' Report and
Supplemental Report on Internal Control

# Deloitte.

**Deloitte & Touche LLP**
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

*Deloitte & Touche LLP*

February 24, 2010

Member of
Deloitte Touche Tohmatsu

**CHARLES SCHWAB & CO., INC.**

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 (In millions, except share and per share amounts)

**Assets**

| | |
|---|---:|
| Cash and cash equivalents | $ 1,251 |
| Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $8,346) | 18,373 |
| Receivables from brokers, dealers, and clearing organizations | 539 |
| Receivables from brokerage clients — net | 8,633 |
| Securities owned — at fair value | 403 |
| Equipment, office facilities, and property — net | 567 |
| Goodwill | 428 |
| Other assets | 463 |
| Total assets | $ 30,657 |

**Liabilities, Subordinated Borrowings, and Stockholder's Equity**

| | |
|---|---:|
| Payables to brokers, dealers, and clearing organizations | $ 1,106 |
| Payables to brokerage clients | 26,056 |
| Accrued expenses and other liabilities | 1,008 |
| Long-term debt | 111 |
| Total liabilities | 28,281 |
| Subordinated borrowings due to The Charles Schwab Corporation | 220 |
| Stockholder's equity: | |
| Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued | - |
| Common stock 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding | - |
| Additional paid-in capital | 1,077 |
| Retained earnings | 1,079 |
| Total stockholder's equity | 2,156 |
| Total liabilities, subordinated borrowings, and stockholder's equity | $ 30,657 |

*See Notes to Consolidated Statement of Financial Condition.*

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

## 1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 304 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Additionally, Schwab is registered as an investment advisor with the SEC. The primary regulators of Schwab are the Financial Industry Regulatory Authority, Inc. and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, Schwab is regulated by the Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as Schwab's primary regulator for futures and commodities trading activities. Schwab is a member of the Nasdaq Stock Market and the Chicago Board Options Exchange and is consequently subject to their rules and regulations.

## 2. Summary of Significant Accounting Policies

Basis of presentation — The accompanying consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates include the valuation of goodwill, the allowance for doubtful accounts, and legal reserves. Actual results could differ from those estimates. All material intercompany balances and transactions have been eliminated.

Management has evaluated subsequent events through the date the consolidated statement of financial condition was issued, which was February 24, 2010.

Securities transactions — . Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by United States (U.S.) Government and agency securities. Resale agreements are accounted for as collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Cash and investments segregated also include certificates of deposit and U.S. Government securities, as well as corporate debt securities and commercial paper guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program. Certificates of deposit, U.S. Government securities, corporate debt securities, and commercial paper are recorded at fair value.

# CHARLES SCHWAB & CO., INC.

Receivables from brokerage clients include margin loans to clients and are stated net of allowance for doubtful accounts. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include Schwab Funds® money market funds, equity and bond mutual funds, state and municipal debt obligations, equity, U.S. Government and corporate debt, and other securities recorded at fair value based on quoted market prices.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Equipment, office facilities, and property — Equipment, office facilities, and property are stated at cost net of accumulated deprecation and amortization of $1.5 billion at December 31, 2009, except for land, which is stated at cost. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of three to ten years. Buildings are depreciated on a straight-line basis over 40 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of the Company and compares it to its carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1st as its annual impairment testing date. The Company did not recognize any goodwill impairment in 2009.

Guarantees — The Company recognizes, at the inception of a guarantee, a liability equal to the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to standby letter of credit agreements (LOCs) are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statements on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes.

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

Adoption of New Accounting Standards

FASB Accounting Standards Codification — The FASB Accounting Standards Codification (the Codification) was effective for interim and annual reporting periods ending after September 15, 2009. This standard establishes the Codification as the source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The adoption of the Codification changed the Company's references to GAAP standards but did not have an impact on the Company's financial position. Throughout this consolidated statement of financial condition, all references to prior FASB, AICPA, and EITF accounting pronouncements have been removed.

Business Combinations — On January 1, 2009, the Company adopted new guidance that requires an acquirer to recognize the assets acquired, the liabilities assumed, contingent purchase consideration, and any noncontrolling interest in the acquiree, at fair value on the date of acquisition. This new guidance also requires an acquirer to expense most transaction and restructuring costs as incurred, and not include such items in the cost of the acquired entity. This new standard applies to any business acquisition with an acquisition date on or after January 1, 2009.

Noncontrolling Interests — On January 1, 2009, the Company adopted new guidance that amends financial statement presentation and disclosure requirements for reporting noncontrolling ownership interests. This new guidance also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained noncontrolling investments upon deconsolidation. The adoption of this new guidance did not have a material impact on the Company's financial position.

Subsequent Events — In the second quarter of 2009, the Company adopted new guidance that establishes the accounting for and disclosure of subsequent events. The adoption of this new guidance did not have a material impact on the Company's financial position.

Fair Value Measurement — In the first quarter of 2009, the Company adopted new guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. This new guidance also requires additional disclosures related to fair value. The adoption of this new guidance did not have a material impact on the Company's financial position. See note "11 – Fair Values of Assets and Liabilities," for disclosures pursuant to this new guidance.

Fair Value Measurements and Disclosures of Financial Instruments — In the first quarter of 2009, the Company adopted new guidance that expands the fair value disclosures required for financial instruments to interim periods and requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim and annual basis and to highlight any changes from prior periods. See note "11 – Fair Values of Assets and Liabilities," for disclosures pursuant to this new guidance.

New Accounting Standards Not Yet Adopted

Transfers of Financial Assets — In June 2009, the FASB issued new guidance on accounting for transfers of financial assets which is effective for financial asset transfers occurring after January 1, 2010. This new guidance removes the concept of a qualifying special-purpose entity and amends the requirements for a transfer of a portion of a financial asset to be accounted for as a sale and related disclosures. The adoption of this new guidance is not expected to have a material impact on the Company's financial position.

Consolidation of Variable Interest Entities — In June 2009, the FASB issued new guidance on consolidation of variable interest entities (VIEs) which is effective January 1, 2010. This new guidance amends the consolidation

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

guidance applicable to VIEs, including changing the approach to determining a VIE's primary beneficiary (the reporting entity that must consolidate the VIE) and the frequency of reassessment. In January 2010, the FASB voted to defer the effective date of this new guidance for a reporting enterprise's interest in certain investment companies and for certain money market funds. The adoption of this new guidance, except the deferred portion which the Company is currently evaluating, is not expected to have a material impact on the Company's financial position.

## 3. Receivables from Brokerage Clients

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $2 million at December 31, 2009. Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $7.9 billion at December 31, 2009. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated statement of financial condition.

## 4. Securities Owned

A summary of securities owned at December 31, 2009 is as follows:

| | | |
|---|---|---|
| Schwab Funds® money market funds | $ | 321 |
| Equity and bond mutual funds | | 10 |
| State and municipal debt obligations | | 49 |
| Equity, U.S. Government and corporate debt, and other securities | | 23 |
| Total securities owned [1] | $ | 403 |

[1] Amounts include securities pledged of $3 million.

Schwab's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions. State and municipal debt obligations, equity, and U.S. Government and corporate debt, and other securities include securities held to meet clients' trading activities.

Securities sold, but not yet purchased were not material at December 31, 2009.

## 5. Other Assets

The components of other assets at December 31, 2009 are as follows:

| | | |
|---|---|---|
| Accounts receivable [1] | $ | 159 |
| Deferred tax asset – net | | 82 |
| Receivables from affiliates | | 81 |
| Prepaid expenses | | 56 |
| Interest and dividend receivable | | 43 |
| Income taxes receivable | | 21 |
| Other | | 21 |
| Total other assets | $ | 463 |

[1] Accounts receivable includes accrued service fee income.

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

## 6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations include securities loaned of $996 million at December 31, 2009. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

## 7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $20.8 billion at December 31, 2009.

## 8. Borrowings

Schwab maintains a $1.5 billion credit facility with CSC, which is scheduled to expire in 2011. Borrowings under this facility do not qualify as regulatory capital for Schwab. There were no funds drawn under this facility at December 31, 2009.

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2009, the carrying value of the office building and land is $153 million. The remaining finance lease obligation of $111 million at December 31, 2009, is being reduced by a portion of the lease payments over the remaining lease term of approximately 15 years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary into its net capital computation.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of seven banks totaling $824 million at December 31, 2009. CSC has access to $744 million of these credit lines. There were no borrowings outstanding under these lines at December 31, 2009.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby LOCs with seven banks in favor of the OCC aggregating $445 million at December 31, 2009. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $37 million. There were no funds drawn under any of these LOCs during 2009.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes and is scheduled to expire in March 2010. Schwab plans to renew this facility when it expires. At December 31, 2009, there were $220 million of subordinated borrowings outstanding under this facility.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "16 – Regulatory Requirements").

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

## 9. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease is $18 million at December 31, 2009. The agreement includes five additional four-year extension options, which may be exercised at prevailing market rates.

Future minimum rental commitments under these leases, including the commitment on the lease agreement with an affiliate, net of contractual subleases, at December 31, 2009, are as follows:

| | Operating Leases | Subleases | Net |
|---|---|---|---|
| 2010 | $ 132 | $ 14 | $ 118 |
| 2011 | 103 | 7 | 96 |
| 2012 | 59 | 3 | 56 |
| 2013 | 43 | - | 43 |
| 2014 | 34 | - | 34 |
| Thereafter | 114 | - | 114 |
| Total | $ 485 | $ 24 | $ 461 |

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Purchase obligations – The Company has purchase obligations for services such as advertising and marketing, telecommunications, professional services, and hardware- and software-related agreements. At December 31, 2009, the Company has purchase obligations as follows:

| | |
|---|---|
| 2010 | $ 129 |
| 2011 | 50 |
| 2012 | 11 |
| 2013 | 1 |
| 2014 | - |
| Thereafter | - |
| Total | $ 191 |

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging standby LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $445 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2009, the aggregate face amount of these LOCs totaled $37 million. There were no funds drawn under any of these LOCs at December 31, 2009.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities. Certain of these matters are described below.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material impact on the financial condition of the Company. However, predicting the outcome of a matter is inherently difficult, particularly where claims are brought on behalf of various classes of claimants, claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage, and in many cases, including those matters described below, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is closer to resolution.

Auction Rate Securities Regulatory Inquiries: Schwab has been responding to industry wide inquiries from federal and state regulators regarding sales of auction rate securities to clients who were unable to sell their holdings when the normal auction process for those securities froze unexpectedly in February 2008. On August 17, 2009, a civil complaint was filed against Schwab in New York state court by the Attorney General of the State of New York (NYAG) alleging material misrepresentations and omissions by Schwab regarding the risks of auction rate securities, and seeking restitution, disgorgement, penalties and other relief, including repurchase of securities held in client accounts. As reflected in a statement issued August 17, 2009, Schwab has responded that the allegations are without merit and that Schwab intends to contest any charges. On September 5, 2009, Schwab removed the case to the U.S. District Court for the Southern District of New York; on January 19, 2010, the case was remanded to New York state court.

Separately, on November 19, 2009, the Company received a Wells notice from the Financial Industry Regulatory Authority (FINRA) regarding a preliminary determination to recommend disciplinary action against Schwab for possible rule violations regarding sales of auction rate securities through the Company. A Wells notice provides recipients an opportunity to respond to issues raised in an investigation prior to any decision on an enforcement proceeding, and is neither a formal allegation nor a finding of wrongdoing. The Company has responded to the notice to explain why it believes enforcement charges are unwarranted.

YieldPlus Fund Litigation and Regulatory Inquiries: CSC is the subject of nine class action lawsuits filed between March and May 2008 on behalf of investors in the Schwab YieldPlus Fund® alleging violations of state law and federal securities law in connection with the fund's investment policy, disclosures and fund marketing. Allegations include changes to the investment policy of the fund regarding limits on positions in mortgage-backed securities without obtaining a shareholder vote; inadequate disclosure of the risks associated with fund investments in mortgage-backed securities and fund risk management; inaccurate reporting of the fund's weighted-average duration; and failure to disclose redemptions of positions in YieldPlus by other Schwab investment funds. Defendants named in one or more of the lawsuits include CSC, Schwab, Charles Schwab Investment Management (CSIM), an affiliate of Schwab

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

and the fund itself, Schwab Investments (registrant and issuer of the fund's shares), Charles R. Schwab, Randall W. Merk (current president of the fund), and current and former trustees and officers of the fund and/or Schwab. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On July 3, 2008, the U.S. District Court for the Northern District of California consolidated all nine lawsuits into a single action for purposes of pre-trial proceedings and appointed a group of fund investors as lead plaintiff. On February 4, 2009, the court denied defendants' motion to dismiss plaintiffs' federal law claims, dismissed all but one state law claim, and lifted a stay on discovery. On August 21, 2009, the court certified two classes of plaintiffs for purposes of the federal law claims and a single class of plaintiffs for purposes of the remaining state law claim. Plaintiffs and defendants filed motions for summary judgment on February 11, 2010, and the court has set a trial date for May 10, 2010.

Separately, CSC has been responding to investigations by federal and state regulators regarding these matters. On October 14, 2009, CSC received a Wells notice from the staff of the SEC that the staff intends to recommend the filing of a civil enforcement action against Schwab Investments, CSIM, Schwab, and the president of the fund for possible violations of the securities laws with respect to the fund. On October 27, 2009, CSC received a Wells notice from FINRA regarding a preliminary determination to recommend disciplinary action against Schwab for possible violation of securities laws and FINRA rules with respect to the fund. CSC has responded to the notices to explain why it believes enforcement charges are unwarranted.

At this time CSC is unable to estimate whether it will incur a liability or the range of any such liability in these litigation and regulatory matters; if a liability were incurred, in view of claims to date under CSC's insurance policies, it is increasingly likely that such a liability would exceed the limits of applicable policies.

Total Bond Market Fund Litigation: On August 28, 2008, a class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of investors in the Schwab Total Bond Market Fund™. The lawsuit, which alleges violations of state law and federal securities law in connection with the fund's investment policy, names the fund, Schwab Investments (registrant and issuer of the fund's shares), Schwab, and CSIM as defendants. Allegations include that the fund improperly deviated from its stated investment objectives by investing in collateralized mortgage obligations (CMOs) and investing more than 25% of fund assets in CMOs and mortgage-backed securities without obtaining a shareholder vote. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On February 19, 2009, the court denied defendants' motion to dismiss plaintiffs' federal securities law claim, and dismissed certain state law claims with leave to amend. On April 27, 2009, the court issued a stay of proceedings while defendants appeal the court's February 19, 2009 decision refusing to dismiss plaintiffs' federal securities law claim, currently under review by the U.S. Court of Appeals for the Ninth Circuit.

The SEC Wells notice received by CSC on October 14, 2009, concerning the YieldPlus Fund, also provided notice of the SEC staff's intention to recommend additional charges against Schwab Investments and CSIM for possible violations of the securities laws with respect to the Total Bond Market Fund. CSC has responded to the notice to explain why it believes these additional enforcement charges are also unwarranted.

## 10. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the fair value of securities loaned, and by requiring additional cash as collateral when necessary. The fair value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $871 million at December 31, 2009. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The fair value of these borrowed securities was $274 million at December 31, 2009.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions to meet minimum collateral requirements. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a fair value of $11.4 billion at December 31, 2009. The fair value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.2 billion at December 31, 2009. The fair value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales, which resulted from facilitating clients' dividend reinvestment elections, was $33 million at December 31, 2009. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The fair value of these pledged securities was $3 million at December 31, 2009. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The fair value of these pledged securities to the OCC was $647 million at December 31, 2009.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the fair value of these securities. To mitigate the risk of losses, long and short positions are marked to fair value and are monitored by management to assure compliance with limits established by Schwab.

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2009, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $8.5 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on the firm's ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit into its segregated reserve bank accounts cash and/or securities of an equal amount in order to meet its segregated cash and investment requirement.

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

Concentration risk — Schwab is subject to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

Schwab's investment in corporate debt securities and commercial paper totaled $2.2 billion at December 31, 2009. These corporate debt securities and commercial paper are issued by financial institutions and guaranteed under the FDIC Temporary Liquidity Guarantee Program.

Schwab has indirect exposure to U.S. government and agency securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. government and agency securities, only in the event of the counterparty's default on the resale agreements. U.S. government and agency securities held as collateral for resale agreements at December 31, 2009 totaled $8.5 billion.

## 11. Fair Value of Assets and Liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, and new issue data. This category includes corporate debt securities, certificates of deposit, commercial paper, U.S. agency and municipal debt securities, and U.S. Treasury securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2009.

### Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes, and securities owned. The Company uses prices obtained from an independent third-party pricing service to measure the fair value of certain investment securities. The Company validates prices received from the pricing service using various methods including comparison to prices received from additional pricing services, comparison to quoted market prices, where available, comparison to internal valuation models, and review of other relevant market data. The

# CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts. At December 31, 2009, the Company did not adjust prices received from the independent third-party pricing service. Liabilities recorded at fair value are not material.

The following table presents the fair value hierarchy as of December 31, 2009, for assets and liabilities measured at fair value:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at Fair Value |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments segregated and on deposit for regulatory purposes: | | | | |
| U.S. Government securities | $ - | $ 2,681 | $ - | $ 2,681 |
| Corporate debt securities | - | 2,135 | - | 2,135 |
| Certificates of deposit | - | 2,091 | - | 2,091 |
| Commercial paper | - | 100 | - | 100 |
| Total investments segregated and on deposit for regulatory purposes | - | 7,007 | - | 7,007 |
| Securities owned: | | | | |
| Schwab Funds® money market funds | 321 | - | - | 321 |
| Equity and bond mutual funds | 10 | - | - | 10 |
| State and municipal debt obligations | - | 49 | - | 49 |
| Equity, U.S. Government and corporate debt, and other securities | 2 | 21 | - | 23 |
| Total securities owned | 333 | 70 | - | 403 |
| Total assets at fair value | $ 333 | $ 7,077 | $ - | $ 7,410 |
| **Liabilities** | | | | |
| Securities sold, not yet purchased [1] | $ 1 | $ - | $ - | $ 1 |

[1] Securities sold, not yet purchased are included in accrued expenses and other liabilities.

## Fair Value of Assets and Liabilities Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of assets and liabilities not recorded at fair value, are described below. There were no significant changes in these methodologies or assumptions during 2009.

*Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities* include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, and drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

*Cash and investments segregated and on deposit for regulatory purposes* include securities purchased under resale agreements. Securities purchased under resale agreements are recorded at par value plus accrued interest. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

*Long-term debt* includes a finance lease obligation of a subsidiary for which carrying value approximates fair value.

*Subordinated borrowings due to The Charles Schwab Corporation* includes subordinated notes payable to CSC. The fair value of Schwab's subordinated notes is estimated using an internal valuation model that is based on the borrowing rate applicable to CSC's publicly traded debt due to third parties.

The table below presents the Company's fair value estimates as of December 31, 2009 for financial instruments excluding short-term financial assets and liabilities, for which carrying amounts approximate fair value, and excluding financial instruments recorded at fair value.

|  | Carrying Amount | Fair Value |
|---|---|---|
| **Financial Liabilities:** | | |
| Subordinated borrowings due to The Charles Schwab Corporation | $ 220 | $ 219 |

## 12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

In June 2009, Schwab received a capital contribution from CSC in the form of goodwill of $12 million. This goodwill resulted from the transfer of operations of a former affiliate, the 401(k) Investment Services, Inc., to Schwab.

Receivables from affiliates were $81 million at December 31, 2009 and are included in other assets. Payables to affiliates were $31 million at December 31, 2009 and are included in accrued expenses and other liabilities. Payables to affiliates are payable on demand.

Schwab provides administrative services for CSIM, a subsidiary of CSC, and other affiliates.

Schwab pays management fees to an affiliate for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab, and Schwab pays this affiliate a percentage of the commission and fee revenues generated from such business.

Schwab sweeps excess cash held in certain brokerage client accounts into deposit accounts of its affiliate, Charles Schwab Bank (Schwab Bank). At December 31, 2009, these sweep deposit balances totaled $23.0 billion.

Schwab provides technology, support, and other services to Schwab Bank and other affiliates.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

# CHARLES SCHWAB & CO., INC.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

## 13. Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2009, CSC was authorized to grant up to 25 million common shares under its existing stock incentive plans.

As of December 31, 2009, there was $172 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2013 with a remaining weighted-average period of 2.8 years.

### Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

| | Number of Options | Weighted-Average Exercise Price per Share | Weighted-Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2008 | 56 | $ 18.48 | | |
| Granted | 14 | $ 14.98 | | |
| Exercised | (5) | $ 11.62 | | |
| Forfeited | (2) | $ 18.79 | | |
| Expired | (6) | $ 26.09 | | |
| Outstanding at December 31, 2009 | 57 | $ 17.30 | 5.01 | $ 171 |
| Vested and expected to vest at December 31, 2009 | 53 | $ 17.30 | 4.74 | $ 161 |
| Vested and exercisable at December 31, 2009 | 34 | $ 17.11 | 2.71 | $ 120 |

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2009 is presented below:

| | | |
|---|---|---|
| Weighted-average fair value of options granted per share | $ | 6.42 |
| Cash received from options exercised | $ | 53 |
| Tax benefit realized on options exercised | $ | 8 |
| Aggregate intrinsic value of options exercised | $ | 25 |

# CHARLES SCHWAB & CO., INC.

## NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2009 and their expected lives were as follows:

| | |
|---|---|
| Weighted-average expected dividend yield | .58% |
| Weighted-average expected volatility | 52% |
| Weighted-average risk-free interest rate | 3.0% |
| Expected life (in years) | 1.4 – 5.3 |

### Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards and restricted stock units to employees, officers, and directors. Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period.

Restricted stock awards and units are restricted from transfer or sale and generally vest annually over a three- to four-year period, but some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock awards and units is based on the market price of CSC's stock on the date of grant and is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards that vested during 2009 was $28 million.

CSC's restricted stock awards and units activity is summarized below:

| | Restricted Stock Awards | | Restricted Stock Units | |
|---|---|---|---|---|
| | Number of Shares | Weighted-Average Grant Date Fair Value per Share | Number of Shares | Weighted-Average Grant Date Fair Value per Share |
| Outstanding at December 31, 2008 | 5 | $ 19.64 | - | $ - |
| Granted | - | $ - | 2 | $ 17.28 |
| Vested | (2) | $ 18.97 | - | $ - |
| Forfeited | - | $ - | - | $ - |
| Outstanding at December 31, 2009 | 3 | $ 19.95 | 2 | $ 17.28 |

### Employee Stock Purchase Plan

Under CSC's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six month offering periods that start each year on February 1st and August 1st. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2009, CSC had 48 million shares reserved for future issuance under the ESPP.

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

## 14. Retirement Plan

Upon completing three months of consecutive service, employees of Schwab may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan.

## 15. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, is remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $6 million in 2009.

Net deferred tax assets of $82 million at December 31, 2009 were comprised of deferred tax assets of $165 million, offset by deferred tax liabilities of $83 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $75 million and facilities lease commitments of $67 million. Deferred tax liabilities are primarily attributable to capitalized internal-use software development costs of $41 million and depreciation and amortization of $40 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2009 was necessary.

The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | | |
|---|---|---|
| Balance at January 1, 2009 | $ | 11 |
| Additions for tax positions of prior years | | 4 |
| Reductions for tax positions of prior years | | (4) |
| Reductions due to lapse of statute of limitations | | (3) |
| Balance at December 31, 2009 | $ | 8 |

At December 31, 2009, the Company had a liability for estimated interest on the unrecognized tax benefits of $2 million.

## 16. Regulatory Requirements

Schwab is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2009, 2% of aggregate debit balances was $192 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2009, Schwab's net capital was $1.1 billion (11% of aggregate debit balances), which was $868 million in excess of its minimum required net capital and $580 million in excess of 5% of aggregate debit balances. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

**CHARLES SCHWAB & CO., INC.**

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(Tabular amounts in millions, except option price amounts)

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2009. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2009 was $18.9 billion. On January 5, 2010, the Company deposited a net amount of $1.0 billion into its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2009.

**17. Geographic Concentration**

At December 31, 2009, approximately 24% of Schwab's total client accounts were located in California.

*********

# Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2010

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB)); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design of operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP